DLA Piper LLP (us) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

November 20, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Larry Spiegel

Assistant Director

Re:	Pacific DataVision, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Submitted on November 20, 2014

File No. 377-00731

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 5, 2014, to John Pescatore, Chief Executive Officer and President of Pacific DataVision, Inc. (the “Company”), regarding Amendment No. 1 to the Registration Statement on Form S-1 submitted to the Commission on a confidential basis on October 27, 2014 (the “Registration Statement”).

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 2 to the Registration Statement, together with a copy that is marked to show the changes from the Registration Statement in response to the Staff’s comments.

Market and Industry Data, page iv

1.	You state that you have not “independently verified” all of the third party data you considered in developing your market data. We note your statement that forecasts and other forward-looking information that you have developed from these sources “are subject to the same (as well as additional) qualifications and uncertainties...” Please clarify what these “additional” qualifications and uncertainties are.

Response

In response to the Staff’s comment, the Company has revised the Registration Statement to remove the parenthetical “(as well as additional)” from the sentence regarding the forecasts and other forward-looking information developed by the Company. The Company also hereby confirms that the forecasts and other forward-looking information it has developed based on third party data are subject to the same qualifications and uncertainties that apply to the other forward-looking statements in the Registration Statement.

Prospectus Summary, page 1

2.	We note that you have entered into a lease agreement with Motorola for a portion of your 900 Mhz spectrum. Please provide a brief description of the material terms of that lease

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 20, 2014

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here, with a more detailed description in your business section. In addition, please disclose whether the service that Motorola will offer using that spectrum will compete with your proposed dispatch products.

Response

In response to the Staff’s comment, the Company has revised the Registration Statement to include a description of the material terms of the lease agreement with Motorola in the prospectus summary and the business section. Additionally, the Company has clarified in its description that the lease agreement specifically states that the intended channels leased to Motorola will not be used in a manner that would be competitive to the Company’s offered services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of operation, page 34

3.	We note your response to our comment 17 from our letter dated August 28, 2014. You indicated that 11% of total revenue for quarter ended June 30, 2014 was generated from international operations. We also note on page 44 that you market PdvConnect through one international operator. Please state whether all your international revenue was generated from one individual country. If so, tell us your consideration of disclosing information about geographic areas pursuant to ASC 280-10-50-41.

Response

The Company confirms to the Staff that all international revenue was generated from its arrangement with its international carrier partner, and that the international carrier partner operates in Mexico. In response to the Staff’s comment, the Company has revised the Registration Statement to disclose information about geographic areas pursuant to ASC 280-10-50-41.

Business, page 41

4.	We note your reluctance to disclose the 20 “top” metropolitan markets that you plan on entering due to the preliminary nature of your plans and the competitive harm that could result. However, investors are entitled to more detail about your initial roll out of service. Please confirm through additional disclosure the specific geographic regions that your 20 markets encompass (e.g. Northeast, Northwest, West Coast, South, Southwest, Midwest, etc.).

Response

In response to the Staff’s comment, the Company has revised the Registration Statement to identify in what geographic regions that the Company’s 20 markets encompass. Specifically, the Company disclosed that its first markets would be located in the South and Northeast regions, with additional markets to be located in the Midwest, Southwest and on the West Coast.

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 20, 2014

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Financial Statements

Balance Sheets, page F-2

5.	Please state the number of preferred and common shares issued and outstanding as required by Rule 5-02 of regulation S-X.

Response

In response to the Staff’s comment, the Company has revised the Balance Sheets on page F-2 of the Registration Statement to state the number of preferred and common shares issued and outstanding as required by Rule 5-02 of regulation S-X.

Revenue Recognition, pages F-8 and F-23

6.	We note in your response to comment 15. So that we may better understand the basis for your conclusion that the Company is the primary obligor, please respond to each of the following items.

•	Tell us if there is a written agreement between the Domestic and International Carriers and their customers that identify the Company as the provider of pdvConnect and the party that is responsible for acceptance and performance. If so, tell us if the Company is a signatory to the contract.

Response

Domestic Carriers: With respect to the Domestic Carriers, the Company supplementally advises the Staff that there are generally three separate agreements defining the respective rights and obligations of the Company, the Domestic Carriers and their respective customers, including (i) an overarching agreement between the Company and the Domestic Carrier; (ii) a subscriber agreement between the Domestic Carrier and their customer; and (iii) a license agreement between the Company and the customer.

Under the Company’s existing contracts with the Domestic Carriers, the Domestic Carriers are required to identify the Company as the provider of pdvConnect. The Domestic Carriers are only responsible for marketing, taking orders and billing their customers. In contrast, the Company is responsible for developing pdvConnect and hosting and maintaining the servers on which pdvConnect operates. Moreover, after a Domestic Carrier identifies a potential customer, the Company is responsible for contacting that customer directly, ensuring that pdvConnect is loaded and properly operating on that customer’s system and providing maintenance and support services to the customer (other than basic Tier 1 support provided by the Domestic Carriers). In its communications with the potential customer, the Company informs the customers of its responsibility for the acceptance and performance of pdvConnect, and provides the customer with information on how to contact the Company for customer care and support.

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U.S. Securities and Exchange Commission

November 20, 2014

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In addition, under the Company’s existing contracts with the Domestic Carriers, the Company is required to enter into a license agreement with the respective customers of the Domestic Carriers. These license agreements identify the Company as the developer and owner of pdvConnect, and define the terms and conditions under which the Company has authorized the customer to use the application. The Company is an electronic signatory to this contract.

International Carrier: Under its contract with the Company, the International Carrier is required to indicate in its printed and web marketing materials that it provides to its customers that the application, which the International Carrier markets as Push to Mail, has been developed by the Company. The International Carrier is also required to include the Company’s trademark in these communications. There is no written agreement, however, between the International Carrier and its customers that identify the Company as the provider of the application and the party that is responsible for acceptance and performance. In addition, the Company does not enter into a separate license agreement with the customers of the International Carrier.

•	With respect to both the Domestic Carriers and the International Carrier, please describe for us how a customer problem is typically resolved. Tell us who the customer contacts first in the event of a problem, the Carrier or the Company. Also, tell us if there is a written agreement between the Company and the customer that identifies the Company as the provider of the pdvConnect and the party responsible for loading and ensuring it properly operates on the customer’s system.

Response

Domestic Carriers: With respect to its contracts with the Domestic Carriers, the Company is responsible for directly contacting all potential customers identified by the Domestic Carriers as having an interest in subscribing for pdvConnect. In its communication with these potential customers, the Company identifies itself as the developer of pdvConnect and configures the customer account. The Company also informs the potential customer that it is responsible for ensuring that pdvConnect is loaded and properly operating on the customer’s system and for providing the customer with maintenance and support services. The Company provides these customers with information on how to contact the Company for future maintenance and support services. In addition, as part of installing pdvConnect, the Company’s contract with the Domestic Carriers provides that the Company is required to enter into an end user license agreement with the customer.

When they experience a problem with pdvConnect, the customers of the Domestic Carriers can place the first call requesting support with either the Company or the Domestic Carrier. The Domestic Carriers, however, only provide very basic support services, unrelated to the operation and performance of the application. The Domestic Carriers refer the customer to the Company if they determine that a customer’s problem relates to the operation or performance of the application. The Company is then responsible for resolving all customer support and maintenance issues related to the application. Many customers of the Domestic Carriers place their first call with the Company.

International Carrier: With respect to the Company’s contract with the International Carrier, the International Carrier is required to identify the Company as the developer of the application. In addition, the Company is responsible for creating and maintaining

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U.S. Securities and Exchange Commission

November 20, 2014

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the server system on which the application operates at the International Carrier’s business location. The Company has remote access to this server system, and is required to ensure that that application is operational and available to customers at all times. The Company also is responsible for providing 24x7 support services to the International Carrier and to assist the International Carrier in responding to customer issues. However, there is no written agreement between the Company and the customer that identifies the Company as the provider of the application and the party responsible for loading and ensuring it properly operates on the customer’s system.

When a customer experiences a problem, the customer calls the International Carrier. As part of its contractual obligations, the Company provided support training to the staff of the International Carrier, and as a result, the International Carrier has responsibility to address customer support issues. However, if the International Carrier is unable to resolve a customer issue with the application, the Company is required to work with the International Carrier and the customer to resolve the support issue.

•	We note under the agreement with the International Carrier, the Company is responsible for providing support services to the International Carrier including assisting in resolving customer issues and answering support questions. It appears from this response the customer views the International Carrier as primarily responsible for fulfillment, which would be an indicator of net reporting. Refer to the guidance in ASC 605-45-45-16 and advise us.

Response

As noted above, the Company is solely responsible for developing the application and any modifications, additions or repairs to the application. The Company is also responsible for creating and supporting the server system on which the application operates at the International Carrier’s business location. The Company has remote access to this server system, and is required to ensure that that application is operational and available to customers at all times. In addition, the Company is responsible for providing 24x7 support services to the International Carrier and to assist the International Carrier in responding to customer issues. Finally, under its existing contract the Company does retain some responsibility for acceptance and performance of the application because it only receives payments on amounts actually collected by the International Carrier. If a customer fails to accept the application or a customer refuses to pay for the application as a result of performance issues, the Company does not receive any payment from the International Carrier.

However, the Company acknowledges the Staff’s comment. Unlike the customers of the Domestic Carriers, the Company has limited interaction with the customers of the International Carrier. The Company acknowledges that the customers of the International Customer look to the International Carrier to ensure that the application is loaded and performing properly, to answer their questions and to provide support services.

7.

Tell us if the Carriers are constrained contractually from offering pdvConnect at prices above or below the suggested retail price. In this regard, we note your response to comment 16 mentions discounts offered by third party Carriers to their customers, which implies the Carrier establishes price. Also, tell us the percentage of the suggested retail

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 20, 2014

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price that is remitted to the Company in your arrangements with Domestic and International Carriers. Clarify for us if your Carrier agreements specify a percentage to be remitted to the Company or a flat dollar amount.

Response

In response to the Staff’s comment, the Company hereby confirms that its contracts with the Carriers do not contractually constrain the Carriers from offering pdvConnect at prices above or below the suggested retail price. Nevertheless, as part of the contract process, the Company and the Carriers negotiated and agreed up front to the suggested retail price for pdvConnect. Moreover, in practice, the Carriers have consistently offered pdvConnect at the retail prices the Company negotiated with theses Carriers. Based on these facts, the Company does not believe that the Carrier’s contractual rights to establish the sales price for pdvConnect dictates that the Carriers should be considered as the “principal” in the sale of pdvConnect.

The Company also confirms that it is only due a fixed percentage of the actual amount collected (rather than billed) from customers under its existing contracts with the International Carrier and one of the Domestic Carriers. For the remaining Domestic Carrier, the Company receives a flat dollar amount from the Carrier based on the suggested retail price. However, as stated above, the Company and the Domestic Carrier negotiated the suggested retail price to be charged to the customers of this Domestic Carrier at the same time these parties set the flat dollar amount the Company would receive. Effectively, this Domestic Carrier also receives a flat dollar amount from sales of pdvConnect based on the suggested retail price. As a result, the Company does not believe that the amounts it earns under its contracts with the Carriers dictates that it should record revenue on a net basis.

8.	Please confirm, if true, that the Company does not have credit risk with respect to the Carrier’s portion of the total amount billed.

Response

In response to the Staff’s comment, the Company hereby confirms that the Company does not have credit risk with respect to the Carrier’s portion of the total amount billed.

The Company also confirms that under its existing contracts with the International Carrier and one of the Domestic Carriers the Company only gets paid on the amounts actually collected by these Carriers. As a result, these Carriers do not have credit risk with respect to the Company’s portion of the total amount billed to customers. The Company’s contract with the remaining Domestic Carrier does not specifically state which party bears the credit risk. In practice, the Company bears the credit risk if the reason for non-payment is based on service complaints, the customer rejecting the pdvConnect service or its failure to perform any other obligation. Based on these facts, the Company does not believe the respective credit risk allocation between it and the Carriers indicates that it should record revenue on a net basis.

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 20, 2014

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Conclusion

As requested by the Staff, the Company has carefully considered the guidance in ASC 605-45-45-16 in assessing its revenue recognition policies with respect to its arrangements with the Domestic Carriers and the International Carrier.

Domestic Carriers: Based on this evaluation, the Company continues to conclude that it is appropriate to recognize revenues on a gross basis for transactions with customers of the Domestic Carriers. Specifically, the Company determined that it is the primary obligor in its arrangements with the Domestic Carriers as a result of: its responsibility to directly contact the customers identified by the Domestic Carriers; its primary responsibility for fulfillment, including acceptance by the customers and the performance of pdvConnect; and its primary obligation to respond to customer questions and to provide customer support. The Company’s role as the primary obligor is also evidenced by the terms of its contracts with the Domestic Carriers, the Company’s and the Domestic Carriers’ respective communications with potential customers and the end user license agreements between the Company and the customers. The Company also determined that the following factors support its recognition of gross revenues: the Company is solely responsible for developing pdvConnect, and the Domestic Carriers have no right to change or modify pdvConnect; the Domestic Carriers do not perform any service related to pdvConnect other than making their networks available, marketing pdvConnect, taking orders and billing customers; the Company is solely responsible for determining the specifications of pdvConnect; the Company’s contracts with the Domestic Carriers are non-exclusive, and the Company can select additional carriers; and the Company has the general inventory risk since it paid for the full price of developing and maintaining pdvConnect, and the Domestic Carriers have no minimum purchase requirements. The Company also considered the contractual rights of the Domestic Carriers to ultimately set the final price for pdvConnect, and determined that in practice the Domestic Carriers have in almost all cases offered the final price originally negotiated by the Company and the Domestic Carrier. The Company also considered credit risks under its agreements with the Domestic Carriers, and determined that the Company and the Domestic Carriers effectively share in the credit risks.

International Carrier: In preparing responses to the Staff’s comments, the Company also reevaluated its revenue recognition policy for its arrangement with the International Carrier under the guidance provided in ASC 605-45-45-16. The Company recognizes that its international operation has some features that contain both net and gross reporting attributes, and there is significant judgment involved in determining the proper accounting treatment. Based upon further evaluation, the Company determined that it may be more appropriate to recognize revenue on a net basis, rather than on a gross basis, for transactions with customers of the International Carrier. Although the Company has a number of rights and duties under its contract with the International Carrier, the Company determined that the International Carrier may be considered the primary obligor under ASC 605-45-45-16 for the following reasons: the Company does not have an agreement with the customers of the International Carrier; the International Carrier is responsible for contacting potential customers; the International Carrier has primary responsibility for fulfillment, including acceptance by the customer; and the International Carrier has the primary obligation to respond to customer questions and to provide customer support. The Company also considered other factors that support recognition of revenue on a net basis, including: the International Carrier technically has the contractual right to set the final price for the application (although it has historically used the price it originally negotiated with the Company) and the International Carrier shares in the credit risk.

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 20, 2014

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The Company has revised its disclosure in the Registration Statement to inform stockholders that management determined in preparing the Company’s financial statements for the six months ended September 30, 2014 that it would be more appropriate to recognize revenues from its arrangement with the International Carrier on a net basis, rather than on a gross basis. The Company also included a table showing the effect of this change in the results of operations on its revenue and gross profit for the fiscal years ended March 31, 2013 and 2014. The Company determined that this adjustment did not have a material impact on its financial statements as a whole as it had no effect on the reported amounts of assets, liabilities, stockholders’ equity, gross profit, net income (loss) or cash flows. Accordingly, the Company determined the related disclosures and financial statement presentation included in the revised Registration Statement is appropriate.

9.	Regarding your response to comment 16, please quantify for us the impact of the one-month lag in revenue recognition on the reported amounts of revenue in your financial statements. Also, explain to us how you intend to record the additional month of revenue in future filings, upon the change in your revenue recognition policy.

Response

In response to the Staff’s comment, the Company computed the impact of the one month lag in revenue recognition for all periods currently presented in the reported amounts of revenue in the Registration Statement. Based on this assessment, the effect of this adjustment on revenue and gross profit was approximately 1% or less for each of the March 31, 2013 and 2014 year ends. For the six month periods ended September 30, 2013, the effect of this adjustment on revenue was approximately 3% and on gross profit was approximately 1.5%. Management has assessed the proposed adjustments and determined that such amounts are not material.

For the six months ended September 30, 2014, the Company has reported the actual revenue earned and cost of revenue incurred for this period. The adjustment for the one month lag amounts to less than 3% of the Company’s net loss for the six months ended September 30, 2014. As a result, the Company determined that these adjusted amounts are not material to the financial statements. The adjustment has been reflected in operating expenses and accordingly has no effect on the reported amounts of revenue, cost of revenue or gross profit in the September 30, 2014 period.

Acknowledgment

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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U.S. Securities and Exchange Commission

November 20, 2014

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If you have any questions or require further information, please call me at (858) 638-6728.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)

Jeffrey C. Thacker
Partner